UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grindrod Shipping Holdings Ltd.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number)

September 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y28895103	13G

1	NAMES OF REPORTING PERSONS Newshelf 1279 (RF) Proprietary Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	—
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12	TYPE OF REPORTING PERSON	OO (Other)

(1)	Newshelf 1279 (RF) Proprietary Limited is a special purpose vehicle formed by Brimstone Investment Corporation Limited, an entity listed on the Johannesburg Stock Exchange, which holds an indirect 72.4% of the outstanding shares of Newshelf.

(2)	Based on 19,006,858 outstanding as of April 30, 2020, as reflected in Grindrod Shipping Holdings, Ltd.'s Form 20-F filed with the SEC on June 5, 2020.

Item 1(a).	Name of Issuer: Grindrod Shipping Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

Item 2(a).	Name of Person Filing: This statement is filed by Newshelf 1279 (RF) Proprietary Limited with respect to ordinary shares that it may be deemed to beneficially own.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Newshelf 1279 (RF) Proprietary Limited

c/o

PO Box 44580, Claremont, South Africa, 7735

Item 2(c).	Place of Organization: Republic of South Africa (RSA)

Item 2(d).	Title of Class of Securities: Ordinary shares, no par value

Item 2(e).	CUSIP Number: Y28895103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	—

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	—

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

NEWSHELF 1279 (RF) PROPRIETARY LIMITED

By:	/s/ Name: Geoffrey George Fortuin
Name:	Geoffrey George Fortuin
Title:	Director

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